Exhibit 8.1

                              LIST OF SUBSIDIARIES

Haemacure Corporation, which is a Canadian corporation, has only one subsidiary. This subsidiary, also named Haemacure Corporation, is incorporated under the laws of the State of Delaware. The Delaware subsidiary is wholly owned by the Canadian parent company, and the Delaware subsidiary does not do business under any name other than its corporate name.